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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer to invest up to $70 million in new MRO
facilities for commercial jets at Perot Field Alliance
Airport in Fort Worth, Texas

•	A two phased plan will start with operations in an existing hangar while construction of a new state of the art facility is underway.
•	Fort Worth City Council approved incentives that will create approximately 250 new skilled aviation jobs in Texas

Fort Worth, TX, October 15, 2024 – Embraer today announced the expansion and investment in the United States of its maintenance, repair and overhaul (MRO) services network to support the growing fleet of E-Jets with the opening of a new Embraer owned service center at the Perot Field Alliance Airport, in Fort Worth, Texas.

In partnership with the City of Fort Worth, Denton County and the State of Texas, Embraer expects to begin operations in an existing hangar, in the beginning of the second quarter of 2025, while building a second hangar that should be concluded by 2027. With the new facilities, Embraer’s capacity to serve the E-Jets customers will increase by 53% in the US. The investment will reach up to $70 million and is expected to create approximately 250 new aviation jobs in Texas.

“We are excited to receive the final approval for this important expansion of our MRO business that supports our continued investment in the US market,” said Carlos Naufel, president and CEO Embraer Services & Support. “We have a long-standing relationship with the State of Texas and look forward to our partnership with Hillwood at Alliance, and the opening of this new service center will create hundreds of highly skilled jobs in a vital segment for the aviation industry.”

The new Fort Worth service center will be added to the global network of Embraer which includes 80 authorized centers and 12 owned service centers around the world.

“We are excited to welcome Embraer, a global leader in aviation, to Perot Field Fort Worth Alliance Airport and North Texas,” said Ross Perot, Jr, Chairman and CEO of Hillwood. “This new facility will bring 250 high-quality jobs to Fort Worth and North Texas, further strengthening our region’s role as a key hub for aerospace innovation while ensuring that Embraer can efficiently support its expanding fleet of commercial jets in the U.S.  We are proud to be a part of this exciting new chapter in their growth.”

“We’re thrilled that Embraer has selected Fort Worth and Perot Field Fort Worth Alliance Airport for their new aircraft facility,” said Robert Allen, President & CEO, Fort Worth Economic Development Partnership. “Collaborating closely with Hillwood and Embraer's team throughout the entire process, this project stands as a clear testament to Fort Worth’s robust aerospace and defense sector. We’re excited to see the lasting impact this will have on the industry and our community’s continued growth.”

“We're excited to welcome Embraer to Fort Worth, and more specifically, to the Perot Field Fort Worth Alliance Airport,” said Director of Economic Development for the City of Fort Worth Robert Sturns. “As one of the largest producers of civil aircraft in the world, Embraer's new maintenance facility and 250 jobs will be an outstanding addition to our city, building upon the success of Fort Worth's well-established foundations in aerospace and aviation.”

“This project is part of our growing aviation industry in Denton County, thanks in part to our longstanding partnership with Hillwood,” said Denton County Judge Andy Eads. “The expansion of Embraer here will assist other aviation companies across the North Texas Region. In addition, through this deal, Denton County residents will have access to these well-paying career opportunities.”

“I am thrilled to see a well-respected company like Embraer expanding in Denton County. And we so appreciate the ongoing partnership with Hillwood,” said Denton County Precinct 4 Commissioner Dianne Edmondson.”

Images:

https://embraer.bynder.com/share/592C7FCD-458D-4F79-857997B79EFED290/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centres, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations